Exhibit 2.3

FIRST AMENDMENT TO THE BYLAWS

OF

LAS ROCAS MINING CORP.

(a Delaware Corporation)

September 11, 2007

The By-Laws are hereby amended and revised to include and incorporate the following Article VII:

ARTICLE VII

INDEMNIFICATION

Every person who was or is a party or is  threatened to be made a party to or is involved  in  any  action,   suit  or  proceeding,   whether  civil,   criminal, administrative  or  investigative,  by reason of the fact that he or a person of whom he is the legal  representative  is or was a  director  or  officer  of the corporation  or is or was  serving  at the  request of the  corporation  for its benefit  as  a  director   or  officer  of  another   corporation,   or  as  its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Delaware from time to time against all expenses,  liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection  herewith.  The  expenses  of  officers  and  directors  incurred defending a civil or criminal  action,  suit or  proceeding  must be paid by the corporation as they are incurred and in advance of the final  disposition of the action,  suit or proceeding  upon receipt of any undertaking by or on behalf of the director or officer to repay the amount if it is ultimately  determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.  Such right of indemnification shall be a contract right which may be enforced in any manner desired by the person.  Such right of indemnification shall not be  exclusive  of any other  right which such  directors,  officers or representatives  may  have  or  hereafter  acquire  and,  without  limiting  the generality of such statement,  they shall be entitled to their respective rights of indemnification under any bylaw, agreement,  vote of stockholders,  provision of law or otherwise, as well as their rights by this Article.

The Board of  Directors  may cause the  corporation  to  purchase  and  maintain insurance  on behalf of any person  who is or was a  director  or officer of the corporation,  or is or was serving  at the  request  of  the  corporation  as a director  or officer  of  another  corporation, or as its representative  in a partnership,  joint venture,  trust or other  enterprise,  against any liability asserted against such person and incurred in any such capacity or arising out of such status,  whether or not the  corporation  would have the power to indemnify such person.

The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification  permitted  by the General  Corporation  Law of the State of Delaware.

This Amendment was adopted in accordance with the By-Laws of Las Rocas Mining Corp. on September 11, 2007.

APPROVED: /s/ Christopher Greenwood
                      Christopher Greenwood
                      President